Exhibit 99.1

Maris-Tech Announces Receipt of Nasdaq Notification of Minimum Stockholders’ Equity Non-Compliance

Rehovot, Israel, May 22, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in artificial intelligence (“AI”)-powered video intelligence technology, today announced that it has received a written notification (the "Notification Letter") from the Listing Qualifications staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is no longer in compliance with the minimum stockholders' equity requirement for continued listing on the Nasdaq Capital Market, listing Rule 5550(b)(1), due to its failure to maintain a minimum of $2,500,000 in stockholders' equity. In the Company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2026, the Company reported stockholders' equity of approximately $601,583 as of December 31, 2025.

In accordance with Nasdaq rules, the Company has 45 calendar days, or until July 6, 2026, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The Notification Letter has no immediate effect on the Company’s listing on the Nasdaq Capital Market, and during the grace period, as may be extended, the Company’s ordinary shares and warrants will continue to trade on Nasdaq under the symbol “MTEK” and “MTEKW”, respectively.

The Company intends to submit a compliance plan to Nasdaq and believes that, among other actions, the proceeds received pursuant to the Company’s Sales Agreement with A.G.P./Alliance Global Partners and the Company’s registered direct offering in March 2026 may assist the Company in regaining compliance with Nasdaq’s stockholders’ equity requirement. However, there can be no assurance that Nasdaq will accept the Company’s compliance plan or that the Company will ultimately regain compliance.

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it discusses regaining compliance with Nasdaq’s continued listing requirements and the timing and effect thereof. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success in establishing and maintaining collaborative and strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com